T. Rowe Price®
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NEWS RELEASE

T. ROWE PRICE GROUP REPORTS SECOND QUARTER 2016 RESULTS

Assets Under Management Increased to $776.6 Billion

BALTIMORE (July 26, 2016) - T. Rowe Price Group, Inc. (NASDAQ-GS: TROW) today reported its second quarter of 2016 results, including net revenues of $1.0 billion, net income of $195.3 million, and diluted earnings per common share of $.76. As previously disclosed, the second quarter of 2016 results include a nonrecurring operating charge of $166.2 million related to the firm's decision to compensate certain clients in regard to the Dell appraisal rights matter. This nonrecurring charge reduced net income in the second quarter of 2016 by $100.7 million, or $.39 in diluted earnings per common share.

Financial Highlights

	Three months ended			Six months ended		
(in millions, except per-share data)	6/30/2015	6/30/2016	% change	6/30/2015	6/30/2016	% change
Investment advisory fees	$ 942.2	$ 920.6	(2)%	$ 1,838.7	$ 1,791.4	(3)%
Net revenues	$ 1,072.4	$ 1,044.7	(3)%	$ 2,099.4	$ 2,038.8	(3)%
Operating expenses	$ 564.6	$ 761.2	35 %	$ 1,113.8	$ 1,344.4	21 %
Net operating income	$ 507.8	$ 283.5	(44)%	$ 985.6	$ 694.4	(30)%
Non-operating income	$ 33.0	$ 41.5	26 %	$ 59.8	$ 126.6	112 %
Net income attributable to T. Rowe Price Group	$ 333.2	$ 195.3	(41)%	$ 642.7	$ 490.5	(24)%
Diluted earnings per share on common stock	$ 1.24	$ .76	(39)%	$ 2.39	$ 1.91	(20)%
Average assets under management (in billions)	$ 783.6	$ 772.7	(1)%	$ 771.4	$ 750.4	(3)%

Assets under management increased $12.0 billion in the second quarter of 2016 and $13.5 billion in the first half of 2016 to $776.6 billion at June 30, 2016. The components of the increase in assets under management for the second quarter and the first half of 2016 are shown in the table below.

	Three months ended 6/30/2016			Six months ended 6/30/2016		
(in billions)	Sponsored U.S. mutual funds	Other investment portfolios	Total	Sponsored U.S. mutual funds	Other investment portfolios	Total
Assets under management at beginning of period	$ 486.7	$ 277.9	$ 764.6	$ 487.1	$ 276.0	$ 763.1
Net cash flows before client transfers	(1.6)	(1.1)	(2.7)	3.4	(1.0)	2.4
Client transfers from mutual funds to other portfolios	(.5)	.5	—	(3.8)	3.8	—
Net cash flows after client transfers	(2.1)	(.6)	(2.7)	(.4)	2.8	2.4
Net market appreciation and income	9.8	4.9	14.7	7.7	3.4	11.1
Change during the period	7.7	4.3	12.0	7.3	6.2	13.5
Assets under management at June 30, 2016	$ 494.4	$ 282.2	$ 776.6	$ 494.4	$ 282.2	$ 776.6

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The firm's net cash flows after client transfers in the second quarter and first half of 2016 were in the following asset classes:

(in billions)	Three months ended 6/30/2016	Six months ended 6/30/2016
Sponsored U.S. mutual funds		
Stock and blended asset funds	$ (2.9)	$ (1.1)
Bond funds	1.3	.9
Money market funds	(.5)	(.2)
	(2.1)	(.4)
Other investment portfolios		
Stock and blended assets	(2.7)	(.4)
Fixed income, money market, and stable value	2.1	3.2
	(.6)	2.8
Total net cash flows after client transfers	$ (2.7)	$ 2.4

The firm's overall net cash flows for the second quarter of 2016 include $2.1 billion that originated in its target-date retirement portfolios, which totaled $177.9 billion in assets under management at June 30, 2016. These portfolios also contribute to the nearly $227 billion of assets under management in the firm's asset allocation portfolios at June 30, 2016.

T. Rowe Price remains debt-free with ample liquidity, including cash and discretionary sponsored portfolio investment holdings of $2.1 billion at June 30, 2016. We also have redeemable seed capital investments in sponsored investment portfolios of $1.0 billion at June 30, 2016. Weighted-average common shares outstanding have decreased since the end of 2015 as the firm expended $244.0 million in the first half of 2016 to repurchase 3.6 million shares. The firm has also invested $79.2 million during the first half of 2016 in capitalized technology and facilities. The firm expects capital expenditures for 2016 to be up to $180 million, of which about two-thirds is planned for technology initiatives. The firm's expenditures have been and are expected to be funded from operating resources.

Investment Performance

For the three-year period ended June 30, 2016, 85% of the T. Rowe Price mutual funds across their share classes outperformed their comparable Lipper averages on a total return basis, 81% outperformed for the five-year period, 90% outperformed for the 10-year period, and 62% outperformed for the one-year period. In addition, T. Rowe Price stock, bond, and blended asset funds that ended the quarter with an overall rating of four or five stars from Morningstar account for 91% of the assets under management in the firm's rated funds. The firm's target-date retirement funds continue to deliver excellent relative long-term performance, with 100% of these funds outperforming their comparable Lipper averages on a total return basis for the three-, five-, and 10-year periods ended June 30, 2016. The performance of the firm's institutional strategies against their benchmarks for the one-, three-, five-, and 10-year periods ended June 30, 2016, remains competitive, especially over longer time periods.

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3 Financial Results Investment advisory revenues earned in the second quarter of 2016 from the T. Rowe Price mutual funds distributed in the U.S. were $669.1 million, a decrease of $13.9 million, or 2%, from the comparable 2015 quarter. Average mutual fund assets under management in the second quarter of 2016 decreased 3% from the average in the second quarter of 2015 to $492.1 billion. Investment advisory revenues earned in the second quarter of 2016 from other investment portfolios were $251.5 million, a decrease of $7.7 million, or 3%, from the comparable 2015 quarter. Average assets under management in the second quarter of 2016 were $280.6 billion, an increase of 1% from the average in the second quarter of 2015. Investors domiciled outside the United States accounted for nearly 5% of the firm's assets under management at June 30, 2016. Money market advisory fees and other fund expenses voluntarily waived by the firm to maintain positive yields for investors in the second quarter of 2016 were $3.3 million, compared with $12.5 million in the 2015 quarter. The firm expects that it will continue to waive such fees for the remainder of 2016. Administrative fee revenues decreased $3.1 million to $88.5 million in the second quarter of 2016. The decrease primarily resulted from the shift to BNY Mellon of fund accounting and portfolio recordkeeping operations that prior to August 2015 were provided by T. Rowe Price to its sponsored U.S. mutual funds. Changes in administrative fee revenues are generally offset by similar changes in related operating expenses that are incurred to provide services to the funds and their investors. Operating expenses were $761.2 million in the second quarter of 2016, up $196.6 million from the comparable 2015 quarter. The increase is primarily attributable to the nonrecurring charge of $166.2 million recognized in the second quarter of 2016 related to our decision to compensate certain clients in regard to the Dell appraisal rights matter. Compensation and related costs have increased $10.1 million from the second quarter of 2015, due primarily to additional headcount, higher benefits, and increases in stock-based compensation. The firm has increased its average staff size by 2.6% from the second quarter of 2015, and employed 6,213 associates at June 30, 2016. The increase in compensation and related costs and the firm's average staff size was muted by lower compensation costs resulting from shifting 210 associates in August 2015 for the aforementioned transition of accounting and recordkeeping operations. BNY Mellon's fees for such services are now reflected in other operating expenses. Advertising and promotion costs were $14.9 million in the second quarter of 2016, compared with $14.2 million in the comparable 2015 period. The firm currently expects advertising and promotion costs for the full-year 2016 to be comparable to 2015 levels.

4 Other operating expenses in the second quarter of 2016 were up $20.1 million from the comparable 2015 quarter. More than half of the increase is attributable to costs now being paid to BNY Mellon for the performance of certain administrative services as well as implementation services related to the firm's transition to their technology platform. The remainder of the increase in costs is due to higher business demands and the firm's continued investment in its operating capabilities. Net non-operating income, which primarily includes realized gains and losses on the sale of available-for-sale investments, dividend and interest income, and gains and losses on the firm's sponsored fund investments, was $41.5 million in the second quarter of 2016, an increase of $8.5 million from the 2015 quarter. The firm recognized higher market gains on our sponsored fund investment portfolio in the second quarter of 2016 as the gains and losses on a larger number of these investments are now being recognized in the income statement compared to the statement of comprehensive income in the 2015 quarter, as discussed below. These higher gains were offset in part by $22.7 million in gains realized on the sale of certain sponsored fund investments in the second quarter of 2015 that did not reoccur in the 2016 quarter. On January 1, 2016, the firm implemented new accounting guidance that requires it to consolidate certain sponsored investment portfolios in which it is deemed to have a controlling interest. This results in the firm recognizing in its consolidated statement of income each portfolio's investment income and operating expenses, including the portion attributable to unrelated third party investors. The portion attributable to third party investors is removed from the firm's net income to arrive at net income attributable to T. Rowe Price Group, which is used in the calculation of earnings per share. Also, the amount attributable to the firm's interest is now being fully recognized in the income statement, whereas in prior periods it would have been primarily recognized in the statement of comprehensive income. For the second quarter and first six months of 2016, the impact (in millions) of consolidating these sponsored investment portfolios on the individual lines of the firm's income statement is as follows: Three months ended 6/30/2016 Six months ended 6/30/2016 Operating expenses reflected in net operating income $ (3.5) $ (6.1) Net investment income reflected in non-operating income 26.4 50.2 Impact on income before taxes $ 22.9 $ 44.1 Attributable to the firm's interest in the consolidated sponsored investment portfolios $ 15.0 $ 27.0 Attributable to redeemable non-controlling interests (unrelated third party investors) 7.9 17.1 $ 22.9 $ 44.1 The firm's effective tax rate for the second quarter of 2016 was 37.5%, as we currently estimate the effective tax rate for the full year 2016 will be 38.3% compared with our estimate at the end of the first quarter of 2016 of 38.7%. The decrease in the estimated effective tax rate for 2016 is largely attributable to a higher forecasted mix of pre-tax income in lower tax jurisdictions. The firm's effective income tax rate reflects the relative

5 contribution of pre-tax income generated by our non-U.S. subsidiaries that are subject to tax rates that are lower than our U.S. rates. Changes in the relative contribution of pre-tax income from U.S. and non-U.S. subsidiaries or changes in tax rates in the U.S. or relevant non-U.S. jurisdictions may affect the firm's effective income tax rate and overall net income in the future. Management Commentary William J. Stromberg, the company’s president and chief executive officer, commented: “Despite a brief late June sell-off stemming from the U.K. Brexit referendum, most of the second quarter was favorable for global equity markets, and led to a rebound in our total and average assets under management. We are pleased to have resolved the Dell matter; putting our clients’ interests first was also in the best long term interests of our stockholders. “Though we experienced modest net client outflows this quarter, we are confident that our overall investment performance and the investments we have made over the last several years to broaden our global investment and distribution capabilities have us on the right track. In fact, we plan to increase our pace of spending on key strategic priorities to better address evolving client needs and to grow and further diversify our business. “To strengthen our direct relationships with individual investors and plan sponsors in the U.S., we plan to accelerate development of digitally-led client experiences and advisory services, and make further investments in our retirement plan recordkeeping platform and sales teams. Additional areas for greater distribution investment include deepening our partnerships with financial institutions and financial advisors, bolstering our defined contribution, investment-only (DCIO) sales and support teams, and extending our international distribution. “We will continue building out our investment management capabilities and products, with plans to launch new global multi-asset offerings, as well as new vehicles for many of our existing strategies. Likewise, we will accelerate investment in technology and services to support these new capabilities, to enhance mobile and digital client engagement, and to improve operational efficiencies. “We expect spending to support these initiatives to cause the rate of operating expense growth in 2017 to exceed the rate of expense growth in 2016. We are confident that these strategic initiatives will enhance our ability to serve our clients’ needs while strengthening our long term competitive position. “Although third quarter markets are off to a strong start, we expect volatility to persist globally for some time, especially with political and economic uncertainties stemming from the Brexit vote and U.S. elections likely to linger. We remain confident, however, in our ability to navigate through turbulence and to continue performing well for our clients and our stockholders over the long term.”

6 Other Matters The financial results presented in this release are unaudited. The firm expects that it will file its Form 10-Q Quarterly Report for the second quarter of 2016 with the U.S. Securities and Exchange Commission later today. The Form 10-Q will include additional information on the firm's unaudited financial results at June 30, 2016. Certain statements in this earnings release may represent “forward-looking information,” including information relating to anticipated changes in revenues, net income and earnings per common share, anticipated changes in the amount and composition of assets under management, anticipated expense levels, estimated tax rates, and expectations regarding financial results, future transactions, new products and services, investments, capital expenditures, dividends, stock repurchases, and other market conditions. For a discussion concerning risks and other factors that could affect future results, see the firm's 2015 Form 10-K. Founded in 1937, Baltimore-based T. Rowe Price (troweprice.com) is a global investment management organization that provides a broad array of mutual funds, subadvisory services, and separate account management for individual and institutional investors, retirement plans, and financial intermediaries. The organization also offers a variety of sophisticated investment planning and guidance tools. T. Rowe Price's disciplined, risk-aware investment approach focuses on diversification, style consistency, and fundamental research. CONTACT T. ROWE PRICE, PUBLIC RELATIONS Brian Lewbart 410-345-2242 brian_lewbart@troweprice.com Briana Wessell 410-577-8025 briana_wessell@troweprice.com

Unaudited Condensed Consolidated Statements of Income
(in millions, except per share amounts)

	Three months ended		Six months ended	
	6/30/2015	6/30/2016	6/30/2015	6/30/2016
Revenues				
Investment advisory fees	$ 942.2	$ 920.6	$ 1,838.7	$ 1,791.4
Administrative fees	91.6	88.5	184.6	177.9
Distribution and servicing fees	38.6	35.6	76.1	69.5
Net revenues	1,072.4	1,044.7	2,099.4	2,038.8
Operating expenses				
Compensation and related costs	360.9	371.0	707.4	726.2
Advertising and promotion	14.2	14.9	39.5	38.0
Distribution and servicing costs	38.6	35.6	76.1	69.5
Depreciation and amortization of property and equipment	32.2	33.8	61.3	66.0
Occupancy and facility costs	39.9	40.8	78.2	82.2
Other operating expenses	78.8	98.9	151.3	196.3
Nonrecurring charge related to Dell appraisal rights matter	—	166.2	—	166.2
Total operating expenses	564.6	761.2	1,113.8	1,344.4
Net operating income	507.8	283.5	985.6	694.4
Non-operating income				
Net investment income on investments	34.1	15.3	60.0	76.6
Net investment income (loss) on consolidated sponsored investment portfolios	(1.3)	26.4	0.7	50.2
Other income (losses)	0.2	(0.2)	(0.9)	(0.2)
Total non-operating income	33.0	41.5	59.8	126.6
Income before income taxes	540.8	325.0	1,045.4	821.0
Provision for income taxes	207.6	121.8	402.7	313.4
Net income	333.2	203.2	642.7	507.6
Less: net income attributable to redeemable non-controlling interests	—	7.9	—	17.1
Net income attributable to T. Rowe Price Group, Inc.	**333.2**	**195.3**	**642.7**	**490.5**
Less: net income allocated to outstanding restricted stock and stock unit holders	4.1	3.8	9.8	9.4
Net income allocated to T. Rowe Price Group, Inc. common stockholders	**$ 329.1**	**$ 191.5**	**$ 632.9**	**$ 481.1**
Earnings per share on common stock of T. Rowe Price Group, Inc.				
Basic	$ 1.28	$ .78	$ 2.45	$ 1.95
Diluted	$ 1.24	$ .76	$ 2.39	$ 1.91
Weighted-average common shares				
Outstanding	257.7	246.9	258.2	246.8
Outstanding assuming dilution	264.6	252.1	265.1	251.8
Dividends declared per share, including a $2.00 per share special cash dividend declared in the first quarter of 2015	$ .52	$ .54	$ 3.04	$ 1.08

Impact of consolidated sponsored investment portfolios	Three months ended		Six months ended	
	6/30/2015	6/30/2016	6/30/2015	6/30/2016
Operating expenses reflected in net operating income	$ —	$ (3.5)	$ —	$ (6.1)
Net investment income reflected in non-operating income	—	26.4	—	50.2
Impact on income before taxes	$ —	$ 22.9	$ —	$ 44.1
Attributable to the firm's interest	$ —	$ 15.0	$ —	$ 27.0
Attributable to redeemable non-controlling interests	—	7.9	—	17.1
	$ —	$ 22.9	$ —	$ 44.1

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Investment Advisory Revenues (in millions)	Three months ended		Six months ended	
	6/30/2015	6/30/2016	6/30/2015	6/30/2016
Sponsored U.S. mutual funds				
Stock and blended asset	$ 575.5	$ 551.1	$ 1,118.7	$ 1,070.6
Bond and money market	107.5	118.0	210.2	230.6
	683.0	669.1	1,328.9	1,301.2
Other investment portfolios				
Stock and blended asset	220.0	210.3	433.0	408.2
Bond, money market, and stable value	39.2	41.2	76.8	82.0
	259.2	251.5	509.8	490.2
Total	$ 942.2	$ 920.6	$ 1,838.7	$ 1,791.4

Assets Under Management (in billions)	Average during					
	Three months ended		Six months ended		As of	
	6/30/2015	6/30/2016	6/30/2015	6/30/2016	12/31/2015	6/30/2016
Sponsored U.S. mutual funds						
Stock and blended asset	$ 398.9	$ 383.6	$ 390.2	$ 372.4	$ 383.0	$ 384.8
Bond and money market	107.3	108.5	106.5	106.4	104.1	109.6
	506.2	492.1	496.7	478.8	487.1	494.4
Other investment portfolios						
Stock and blended asset	214.2	209.9	211.9	203.2	209.8	209.8
Bond, money market, and stable value	63.2	70.7	62.8	68.4	66.2	72.4
	277.4	280.6	274.7	271.6	276.0	282.2
Total	$ 783.6	$ 772.7	$ 771.4	$ 750.4	$ 763.1	$ 776.6

	12/31/2015	6/30/2016
Stock and blended asset portfolios	$ 592.8	$ 594.6
Fixed income portfolios	170.3	182.0
Total	$ 763.1	$ 776.6

Condensed Consolidated Cash Flows Information (in millions)	Six months ended	
	6/30/2015	6/30/2016
Cash provided by (used in) operating activities, including $76 of stock-based compensation expense and ($673) in net cash outflows related to the consolidated sponsored investment portfolios in 2016.	$ 886.7	$ (31.5)
Cash provided by (used in) investing activities, including ($79) for additions to property and equipment and $173 in net proceeds from investments in 2016.	(33.9)	162.0
Cash provided by (used in) financing activities, including common stock repurchases of ($244), dividends paid of ($272), and $540 related to the consolidated sponsored investment portfolios in 2016.	(1,089.7)	101.1
Effect of exchange rate changes on cash and cash equivalents of consolidated sponsored investment portfolios	—	(21.3)
Net change in cash during the period	$ (236.9)	$ 210.3

Condensed Consolidated Balance Sheet Information (in millions)	As of	
	12/31/2015	6/30/2016
Cash and cash equivalents	$ 1,172.3	$ 1,275.2
Accounts receivable and accrued revenue	446.0	427.4
Investments	1,961.2	1,122.2
Assets of consolidated sponsored investment portfolios	57.7	2,143.2
Property and equipment, net	607.1	620.8
Goodwill	665.7	665.7
Other assets	196.9	327.2
Total assets	5,106.9	6,581.7
Total liabilities, includes $77.9 from consolidated sponsored portfolios at June 30, 2016	344.9	610.4
Redeemable non-controlling interests	—	1,110.4
Stockholders' equity, 248.5 common shares outstanding at June 30, 2016, includes net unrealized holding gains of $56.1 at June 30, 2016	$ 4,762.0	$ 4,860.9

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